Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017

Q1 2018 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated May 1, 2018 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2018 and 2017. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements (the "Interim Financial Statements") as at and for the three months ended March 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2017 and the related annual MD&A.

FORWARD LOOKING STATEMENTS
This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2017. Additional information including this MD&A, Interim Financial Statements for the three months ended March 31, 2018, the audited Consolidated Financial Statements for the year ended December 31, 2017, the Company’s Annual Information Form for the year ended December 31, 2017, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows, adjusted net earnings from continuing operations, adjusted net earnings per share from continuing operations, working capital and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”).

REPORTING CURRENCY
All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a mid-tier, Canadian, U.S. and Australian-listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production are the wholly owned Taylor mine (“Taylor”) and Holt mine (“Holt”), both located in northeastern Ontario. In addition, the Company’s business portfolio also includes two wholly owned mines currently on care and maintenance. The Cosmo mine (“Cosmo”) and Union Reefs mill (“Union Reefs”) are located in the Northern Territory of Australia and were placed on care and maintenance effective June 30, 2017, while the Holloway mine (“Holloway”) in Northeastern Ontario was placed on care and maintenance effective December 31, 2016. The Stawell mine (“Stawell”) in Victoria, Australia was placed on care and maintenance effective December 13, 2016 and was sold as of December 21, 2017.

The Company also has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, leading low-cost gold producer. Through the advancement of its exploration and development project pipeline and by maintaining a portfolio of quality assets with a large base of Mineral Reserves and Mineral Resources, Kirkland Lake Gold is focused on achieving future production growth. The Company believes that the potential to identify new sources of production through exploration success, extending mine life at existing deposits, and utilizing excess milling capacity at each of its operations can support future organic growth to increase value for its shareholders.

Kirkland Lake Gold makes strategic investments in the common shares of other public issuers in instances where the Company can gain exposure to prospective mineral properties that offer the potential for future profitable gold production. In the event that the prospective mineral properties owned by a public issuer in which Company invests results in the establishment of a sufficiently attractive economic deposit, the Company may decide to acquire additional interest in such deposits.

Of the Company's strategic investments, the largest is the $61.0 (C$74.9) million investment, made in September 2017, by way of private purchase and a private placement financing, to acquire an aggregate 25.8 million common shares of Novo Resources Corp. (“Novo”). The investment in Novo represented an 16.98% ownership interest at the time of acquisition. As part of a private placement financing to acquire 14.0 million common shares of Novo, the Company also acquired 14.0 million common share purchase warrants, each entitling the Company to acquire a common share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. Novo is a TSX Venture-listed junior exploration company that controls a 12,000 km2 land package in the Pilbara Region of Western Australia.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty related to Stawell. An after-tax loss of $24.9 million and $4.6 million were included in discontinued operations for the year and three months ended December 31, 2017 and 2016, respectively.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three months ended March 31, 2018. This section should be read in conjunction with the remainder of the MD&A, which lists among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017 (Restated)(1)
Revenue	$198,237	$168,528
Production costs	66,097	80,609
Earnings before income taxes	77,274	28,153
Loss from discontinued operations	—	(2,235)
Net earnings	$53,807	$13,133
Basic earnings per share from continuing operations	$0.25	$0.08
Diluted earnings per share from continuing operations	$0.25	$0.07
Total basic earnings per share	$0.25	$0.06
Total diluted earnings per share	$0.25	$0.06
Cash flow provided by operating activities of continuing operations	$89,637	$67,874
Cash investment in mine development and PPE	$39,428	$29,326

(1)	These figures are restated due to the sale of Stawell in December 2017.

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017 (Restated)(1)
Tonnes milled	417,356	520,888
Grade (g/t Au)	11.5	8.2
Recovery (%)	96.3%	95.2%
Gold produced (oz)	147,644	130,425
Gold Sold (oz)	147,763	137,841
Averaged realized price ($/oz sold)(2)	1,333	1,225
Operating cash costs per ounce ($/oz sold)(2)	447	564
AISC ($/oz sold)(2)	833	873
Adjusted net earnings from continuing operations(2)	$52,561	$17,474
Adjusted net earning per share from continuing operations(2)	$0.25	$0.09

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-31 of this MD&A.

Production ahead of plan: Q1 2018 production totaled 147,644 ounces, which exceeded planned production levels due largely to positive grade reconciliations at Fosterville. Production levels are expected to increase in the second half of the year largely due to commencement of stope production at the Swan Zone at Fosterville. Q1 2018 production increased 13% from 130,425 ounces in Q1 2017. As expected, production in Q1 2018 did not achieve the record quarterly production of 166,579 ounces in Q4 2017, when Fosterville, Holt and Taylor all recorded their highest level of quarterly production since commencing operations.

Production costs: Total production costs in Q1 2018 were $66.1 million, which compared to $80.6 million in Q1 2017, with the reduction largely reflecting the inclusion of $15.8 million of production costs for the Northern Territory in Australia in Q1 2017, prior to the operation being placed on care and maintenance effective June 30, 2017. Total production costs in Q1 2018 were similar to production costs of $68.3 million in Q4 2017.

Continued strong unit cost performance: An important measure of the Company’s ability to generate cash is unit cost performance. Operating cash costs per ounce sold averaged $447, in line with the Company’s full-year 2018 guidance and a 21% improvement from Q1 2017. All-in sustaining cost (“AISC”) per ounce sold averaged $833, a 5% improvement over the same period a year earlier, as improved operating cash costs per ounce sold more than offset the impact of higher sustaining capital expenditures on a per ounce sold basis, as well as increased levels of stock-based compensation, general and

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administrative and royalty expenses. AISC per ounce sold in Q1 2018 exceeded the Company’s full-year guidance of $750 - $800, with the target range expected to be achieved as a result of higher sales volumes planned for the second half of the year and the anticipation of lower sustaining capital expenditures per ounce sold during that period. Operating cash cost per ounce sold in Q1 2018 compared to $412 the previous quarter, mainly reflecting the higher sales volume from higher average grade in Q4 2017. Q1 2018 AISC per ounce sold was higher than Q4 2017 of $816 per ounce sold in Q4 2017 as a result of fewer ounces sold in Q1 2018.

Growth capital expenditures to increase over the balance of the year: Total capital expenditures totaled $48.6 million in Q1 2018. Growth capital expenditures totaled $6.5 million in Q1 2018, against full-year 2018 guidance of $85 - $95 million. Planned growth projects in 2018 include initial work on the #4 shaft project and a new tailings impoundment facility at Macassa, and capital expenditures relating to a new ventilation system, construction of a paste fill plant and establishment of a new water treatment plant at Fosterville. These projects represent the major investments required to achieve the Company’s longer-term objective of reaching a million ounces of annual gold production. Growth capital expenditures were lower than anticipated in Q1 2018, largely due to the timing for permitting and procurement. Construction and development work related to the growth projects at both Macassa and Fosterville is expected to ramp up over the balance of the year, with full-year 2018 guidance remaining unchanged.

Continued strong cash flow generation: Cash flow from operating activities of continuing operations in Q1 2018 totaled $89.6 million, which compared to $67.9 million in Q1 2017 and record cash flow from operating activities of continuing operations of $103.4 million in Q4 2017. Free cash flow from continuing operations in Q1 2018 totaled $50.2 million, a 30.1% increase from $38.5 million in Q1 2017 and compared to record quarterly free cash flow of $64.5 million in Q4 2017.

Increased financial strength: Cash totaled $275.3 million at March 31, 2018 compared to $231.6 million at December 31, 2017. The $43.7 million or 19% increase in cash in Q1 2018 was largely related to strong cash flow from operating activities and the timing of capital and exploration expenditures, which are expected to be weighted to the second half of 2018. In addition, the Company offset $12.4 million in cash tax payments in Q1 2018 as a result of utilizing the tax benefit of accumulated tax losses.

Solid earnings performance: Net earnings in Q1 2018 totaled $53.8 million ($0.25 per basic share), an increase of $40.7 million from net earnings of $13.1 million ($0.06 per basic share) in Q1 2017. Net earnings in Q1 2017 included a loss from discontinued operations of $2.2 million ($0.02 per basic share) related to care and maintenance expenses at Stawell, which was sold effective December 21, 2017. The significant growth in net earnings in Q1 2018 from earnings from continuing operations in Q1 2017 reflected the impact of increased production and revenue, lower production costs and reduced depletion and depreciation costs, as well as higher levels of other income. The reduction in depletion and depreciation costs in Q1 2018 was due to a significant increase in the level of depletable Mineral Reserves and Mineral Resources at the Company’s operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018.

Q1 2018 net earnings compared to net earnings of $41.0 million ($0.20 per basic share) in Q4 2017, which included a loss from discontinued operations of $24.9 million ($0.12 per basic share) related to 2017 care and maintenance expenses and the loss on the sale of Stawell. Net earnings in Q1 2018 compared to earnings from continuing operations in Q4 2017 of $65.9 million ($0.32 per basic share) with the quarter over quarter change mainly reflecting higher revenue in Q4 2017, a significant increase in exploration expenditures in Q1 2018 and a net deferred tax recovery of $10.0 million in Q4 2017 compared to $23.4 million income tax expense in Q1 2018. Partially offsetting these factors were significant reductions in depletion and depreciation expenditures in Q1 2018 due to the increase in Mineral Reserves and Mineral Resources as at the end of 2017, as well as the impact of the $2.3 million pre-tax mark-to-market gain on fair valuing the Company’s Novo warrants in Q1 2018, which compared to a mark-to-market loss of $17.6 million in Q4 2017.

Adjusted net earnings: The Company's adjusted net earnings from continuing operations totaled $52.6 million ($0.25 per basic share) in Q1 2018 representing growth of $35.1 million or 201% from adjusted net earnings from continuing operations of $17.5 million ($0.09 per basic share) in Q1 2017. The growth of $35.1 million is a result of increased production and revenue, lower production costs and reduced depletion and depreciation costs. Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 per basic share) which excluded the $24.9 million after-tax loss on discontinued operations ($0.12 per share), a $17.6 million pre-tax mark-to-market loss on the fair valuing the Company’s Novo warrants ($0.08 per share) and the net deferred tax recovery of $10.0 million ($0.05 per share).

Significant commitment to exploration: The Company benefits from having a portfolio of assets that have significant growth potential. As a result, the Company has made a significant commitment to exploration in support of organic growth and realizing

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the full value potential of its assets. In 2018, the Company’s guidance for exploration expenditures is $75 - $90 million, with $60 - $75 million to be incurred in Australia. 2018 exploration expenditures are expected to be weighted to the second half of 2018. During Q1 2018, the Company incurred $16.7 million of exploration expenditures. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In the Northern Territory, drilling continued at both the Lantern Deposit at the Cosmo mine and below the Prospect and Crosscourse open pits at Union Reefs. In addition, development commenced on two exploration drifts from the existing Cosmo ramp into the Lantern Deposit near the end of the first quarter. In Canada, underground drilling at Macassa remained focused on resource conversion within the South Mine Complex, while surface and underground drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits

Strong growth in Mineral Reserves and Mineral Resources: One of the key drivers of increasing shareholder value is continuing to grow mine life at the Company’s high-grade, high-margin operations. On February 20, 2018, the Company’s Mineral Reserve and Mineral Resource estimates as at December 31, 2017 were released, which included growth in consolidated Mineral Reserves of 36% to 4,640,000 ounces @ 11.1 grams per tonne (“g/t”). Fosterville Mineral Reserves increased 247% from the end of December 31, 2016, to 1,700,000 ounces @ 23.1 g/t, with a Swan Zone Mineral Reserve of 1,160,000 ounces @ 61.2 g/t. At Macassa, Mineral Reserves totaled 2,030,000 ounces @ 21.0 g/t, with Measured and Indicated Mineral Resources increasing 58% to 2,090,000 ounces @ 17.1 g/t and Inferred Mineral Resources increasing 48% to 1,370,000 ounces @ 22.2 g/t.

Dividends: On December 15, 2017, the Company announced an increase to the quarterly dividend payment from C$0.01 to C$0.02 per share, which was paid on January 15, 2018 to the shareholders of record as of December 29, 2017. The C$0.02 per share dividend payment was paid on April 13, 2018 to shareholders of record as of March 29, 2018. On May 2, 2018, the Company announced an additional $0.01 per share increase in the quarterly dividend, to $0.03 per share, effective with the July 2018 quarterly dividend payment.
PERFORMANCE AGAINST 2018 GUIDANCE

In 2017, Kirkland Lake Gold achieved all of the Company’s consolidated production and unit cost guidance. On January 17, 2018, the Company announced its guidance for full-year 2018, which includes increased production levels compared to 2017, improved unit costs and higher levels of capital and exploration expenditures. Following completion of Q1 2018, the Company's full-year 2018 guidance remained unchanged. The increase in capital and exploration expenditures is being done in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces.

2018 Guidance (as at February 21, 2018)1

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	215 - 225	60 - 70	65 - 75	260 - 300	+620
Operating cash costs/ounce sold ($/oz) (2)	475 - 500	625 - 650	625 - 650	270 - 290	$425 - $450
AISC/ounce sold ($/oz) (2)					$750 - 800
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration					$75 - $90
Corporate G&A (3)					$20 - $22

(1)	Represents the Company’s guidance for which the three-month period ended March 31, 2018 was measured against.

(2)
See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2648 and a US$ to A$ exchange rate of 1.2719.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	54,038	13,055	16,675	63,843	147,644(1)
Operating cash costs/ounce sold ($/oz) (2)	499	681	645	287	$447
AISC/ounce sold ($/oz) (2)					$833
Operating cash costs (2)					$66.0
Royalty costs					$6.0
Sustaining capital(2)					$42.1
Growth capital(2)					$6.5
Exploration and evaluation					$16.7
Corporate G&A expense(3)					$6.9

(1)	Consolidated 2018 production includes 33 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, and total additions and construction in progress for sustaining and growth capital as presented in the Consolidated Statements of Operations and Comprehensive Income. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2648 and a US$ to A$ exchange rate of 1.2719.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Consolidated gold production for Q1 2018 of 147,644 ounces exceeded target levels for the quarter, driven by record monthly production in March of 71,615 ounces, which largely reflected positive grade performance at both Fosterville and Macassa. The Macassa mine achieved record quarterly production of 54,038 ounces in Q1 2018. The Company remains on track to achieve its full-year 2018 consolidated production guidance of over 620,000 ounces, with production volumes to increase in the second half of the year, including at Fosterville with the commencement of stope production from the Swan Zone. Production guidance for each of the Company’s mines remains unchanged following the completion of the first quarter of 2018.

•
Production costs for Q1 2018 totalled $66.1 million. Operating cash costs for the quarter of $66.0 million were in line with the Company’s 2018 guidance range of $260 - $270 million, and compared to $80.6 million in Q1 2017 and $68.3 million in Q4 2017.

•
Operating cash costs per ounce sold for Q1 2018 averaged $447, in line with the Company's guidance for full-year 2018 of $425 - $450. Operating cash costs per ounce sold at Fosterville were in line with the mine's full-year 2018 guidance. Operating cash costs per ounce sold at Macassa and Holt were at the top end of the target ranges for the full-year, with improvements expected over the balance of 2018. Operating cash costs at the Taylor of $681 per ounce sold were above the full-year 2018 target range. Operating cash costs per ounce sold at Taylor are expected to improve as average grades increase over the balance of the year and the rate of operating development is reduced. Following the end of Q1 2018, the Company remained well positioned to achieve full-year 2018 guidance for operating cash costs per ounce sold on a consolidated basis, as well as at each of its mines.

•
AISC per ounce sold of $833 for Q1 2018 exceeded the Company’s full-year 2018 guidance of $750 - $800. AISC per ounce sold is expected to improve in the second half of the year as sales volumes increase and the level of sustaining capital expenditures and general and administrative expenses on a per ounce sold basis are reduced from Q1 2018.

•	Royalty costs totaled $6.0 million for Q1 2018, in line with full-year 2018 guidance of $22 - $27 million.

•	Sustaining capital expenditures for Q1 2018 totaled $42.1 million. The Company remains on track to achieve full-year 2018 guidance of $150 - $170 million.

•
Growth capital expenditures of $6.5 million were lower than anticipated in Q1 2018, largely due to the timing for permitting and procurement. Construction and development work at both Macassa and Fosterville is expected to ramp up over the balance of the year, with full-year 2018 guidance remaining unchanged.

•	Exploration expenditures of $16.7 million in Q1 2018 are expected to increase over the remainder of the year as work

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advances on exploration development drifts at both Fosterville and in the Northern Territory. In the Northern Territory, work commenced around the end of Q1 2018 on two development drifts from the existing Cosmo ramp towards the Lantern Deposit in support of future underground drilling. At Fosterville, permits were received early in Q2 2018 for an exploration drift that will support drilling to test downplunge mineralization in the Harrier South system, where there has been a trend towards higher grades at depth with increased occurrence of visible gold. Exploration expenditures are expected to increase over the balance of the year, with the Company continuing to target $75 - $90 million of total exploration expenditures for full-year 2018.

•
Corporate G&A expense totaled $6.9 million in Q1 2018, reflecting a weighting of these expenditures to the early part of the year. Corporate G&A expense remains on track to achieve full-year guidance of $20 - $22 million.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company expects to achieve continued year- over-year production growth with a longer-term objective of reaching a million ounces of annual production from existing mines within the next five-to-seven years. At Fosterville, the Company is targeting production of over 400,000 ounces per year by 2020 as full production is achieved in the high-grade Swan Zone, and additional mining fronts are established. In Canada, production at Macassa is expected to grow each year over this same period, with a longer-term target of reaching over 400,000 ounces per year over the next five-to-seven years following the completion of a new shaft, announced on January 17, 2018. The Company is also working to increase production at the Taylor Mine and, with continued exploration success, is advancing plans to resume operations in the Northern Territory of Australia in 2019. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three months ended March 31, 2018. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price
The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At March 31, 2018, the gold price closed at $1,324 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 2% higher than the closing gold price on December 31, 2017 of $1,297 per ounce. The Company’s average realized gold price for Q1 2018 was $1,333 per ounce, 9% higher than the average gold price of $1,225 per ounce during the same period in 2017 and 5% higher than the average price for Q4 2017.

As at March 31, 2018, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening

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Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at March 31, 2018, the Australian dollar closed at $0.7670 (weakening by 2% during the quarter) and the Canadian dollar closed at $0.7751 (weakening by 3% during the quarter) against the US dollar. The average rates for Q1 2018 for the Australian and Canadian dollars were $0.7862 and $0.7906, respectively, against the US dollar. The average rate for the Australian and Canadian dollars in Q1 2017 were $0.7583 and $0.7554, respectively, while the averages in Q4 2017 were $0.7688 and $0.7867, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at March 31, 2018, the Company did not have a foreign exchange hedging program in place to guard against significant fluctuations in the Canadian, US or Australian dollar.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three months ended March 31, 2018 and 2017. Results for the three months ended March 31, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017. Also, results for Q1 2017 have been restated to exclude discontinued operations, related to the sale of the Stawell Mine.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017 (Restated)(1)

Revenue	$198,237	$168,528

Production costs	(66,097)	(80,609)
Royalty expense	(6,018)	(4,667)
Depletion and depreciation	(27,948)	(35,459)
Earnings from mine operations	98,174	47,793

Expenses
General and administrative(2)	(8,760)	(5,565)
Transaction costs	—	(378)
Exploration and evaluation	(16,703)	(8,724)
Care and maintenance	(809)	(2,401)
Earnings from operations	$71,902	$30,725
Other income, net	5,364	124

Finance and other items
Finance income	718	572
Finance costs	(710)	(3,268)
Earnings before taxes	77,274	28,153
Current income tax expense	(5,146)	(6,606)
Deferred tax expense	(18,321)	(6,179)

Earnings from continuing operations	$53,807	$15,368
Loss from discontinued operations	—	$(2,235)
Net earnings	$53,807	$13,133

Basic earnings per share	$0.25	$0.06
Diluted earnings per share	$0.25	$0.06

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
General and administrative expense for Q1 2018 (Q1 2017) include general and administrative expenses of $6.9 ($4.4 million in Q1 2017), respectively, and share based payment expense of $1.8 million($1.2 million in Q1 2017), respectively.

Production, Sales and Revenue
The Company produced 147,644 ounces in Q1 2018, an increase of 13% from 130,425 ounces in Q1 2017. Excluding production from mines currently on care and maintenance, including Northern Territory and the Holloway mine, total consolidated production for Q1 2018 grew by 22% to 147,611 ounces from 121,066 ounces in Q1 2017. Both Fosterville and Macassa achieved solid production growth compared to the same period in 2017 due to higher average grades. Fosterville produced 63,843 ounces in Q1 2018, a 39% increase from 46,083 ounces in Q1 2017. The average grade at Fosterville in Q1 2018 was 16.8 g/t versus 11.1 g/t in Q1 2017, consistent with the trend at Fosterville towards improving grades at depth. Macassa achieved record quarterly production in Q1 2018 of 54,038 ounces, an 11% increase from 48,723 ounces in Q1 2017. The increase from Q1 2017 was primarily related to an improvement in the average grade, to 19.9 g/t from 17.1 g/t in Q1 2017, reflecting the mining of higher-grade stopes as well as the impact of favourable grade performance late in Q1 2018. Higher levels of mill throughput resulted in increases of 9% and 19%, respectively, in production at Holt and Taylor, to 16,675 ounces and 13,055 ounces, respectively, in Q1 2018 versus 15,318 ounces and 10,942 ounces, respectively in Q1 2017.

Q1 2018 production compared to record quarterly production of 166,579 ounces in Q4 2017. The main contributor to the change in production from Q4 2017 was the impact of a greater proportion of high-grade stopes mined at Fosterville during

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2017, consistent with the mine plan. Production at Fosterville in Q4 2017 totaled 79,157 ounces, with grades averaging 21.5 g/t for the quarter. Production at Macassa in Q1 2018 was 5% higher than 51,608 ounces in Q4 2017, as a 43% increase in the average grade (19.9 g/t in Q1 2018 versus 13.9 g/t in Q4 2017) more than offset a reduction in tonnes processed. Both Holt and Taylor achieved record levels of production in Q4 2017 (19,263 ounces at Holt and 16,541 ounces at Taylor), with the change in Q1 2018 mainly resulting from lower average grades at both mines in Q1 2018 consistent with their respective mine plans.

Gold sales Q1 2018 totaled 147,763 ounces, a 7% increase from 137,841 ounces in Q1 2017. The realized gold price in Q1 2018 averaged $1,333 per ounce, an increase of 10% from $1,225 per ounce in Q1 2017. Through a combination of increased sales and a higher average gold price, revenue in Q1 2018 totaled $198.2 million, 18% higher than revenue of $168.5 million in Q1 2017. Excluding the impact of mines currently on care and maintenance, primarily the $12.6 million of revenue from the Northern Territory in Q1 2017, revenue grew 27% year over year. Revenue in Q1 2018 compared to total revenue of $212.4 million in Q4 2017, with record quarterly gold sales of 165,715 ounces during the prior quarter more than offsetting a 5% increase in the average gold price in Q1 2018 in accounting for the change in revenue quarter over quarter.

Earnings from Mine Operations
Earnings from mine operations in Q1 2018 totaled $98.2 million, more than double the Q1 2017 total $47.8 million. The increase from the same period in 2017 reflected strong revenue growth, as well as lower production costs, largely due to the inclusion of production costs for the Northern Territory operations in Q1 2017 prior to the mine being placed on care and maintenance effective June 30, 2017. Also contributing to the year-over-year improvement in earnings from mine operations was a $7.5 million or 21% reduction in depletion and depreciation costs, as the impact of higher gold production was more than offset by a significant increase in the level of depletable Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q1 2018 totaled $6.0 million versus $4.7 million in Q1 2017, with the increase mainly reflecting higher sales volumes.

Earnings from mine operations in Q1 2018 increased 6% from $92.3 million in Q4 2017. The quarter over quarter increase was due to a $17.7 million or 39% reduction in depletion and depreciation costs, reflecting higher levels of depletable Mineral Reserves and Mineral Resources in Q1 2018, as well as lower levels of production costs and royalty expense. These factors more than offset the impact of higher revenue in Q4 2017 based on record quarterly gold sales during the prior quarter.

Unit Cost Performance (See Non-IFRS measures)

For Q1 2018, operating cash costs per ounce sold averaged $447, a 21% improvement from $564 in Q1 2017. The improvement from Q1 2017 mainly reflected significantly higher sales volume from higher average grades at Fosterville and Macassa in Q1 2018 compared to the same period the previous year. AISC per ounce sold averaged $833, 5% better than $873 in Q1 2017. The reduction in operating cash costs per ounce sold more than offset higher levels of sustaining capital expenditures per ounce sold in accounting for the improvement year over year. Sustaining capital expenditures averaged $285 per ounce sold in Q1 2018 versus $231 per ounce sold in Q1 2017. Operating cash cost per ounce sold increased from $412 the previous quarter, mainly reflecting the impact of higher volume of sales from higher average grades in Q4 2017. AISC per ounce sold in Q1 2018 compared to $816 in Q4 2017 as the impact of higher operating cash costs per ounce sold compared to a quarter ago was largely offset by a reduction in sustaining capital expenditures per ounce sold ($285 in Q1 2018 versus $312 in Q4 2017). Sustaining capital expenditures in 2017 were weighted to the final quarter of the year.

Additional Expenses
Exploration and evaluation expenditures in Q1 2018 were substantially higher than in Q1 2017 and the previous quarter, increasing 91% and 57%, respectively, to $16.7 million. The increase from both prior periods reflected the Company’s significant commitment to aggressive organic growth through continued exploration success. Exploration and evaluation expenditures in 2018 are heavily weighted to Australia, with Fosterville accounting for $5.8 million of exploration expenditures in Q1 2018 and the Northern Territory accounting for and additional $8.1 million, with the remainder being incurred at Taylor and Macassa.

General and administrative expense (excluding share-based payments expense and transaction costs) totaled $6.9 million in Q1 2018, which compared to $4.4 million in Q1 2017 and $6.1 million the previous quarter. The level of general and administrative expense in Q1 2018 largely reflected the weighting of legal and audit fees and incentive compensation expense to the first quarter of the year.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Share-based payment expense in Q1 2018 totaled $1.8 million, compared to $1.2 million in Q1 2017 and $0.7 million in Q4 2017. The increase from both prior periods reflects a higher volume of restricted-share units (“RSUs”) and performance-share units (“PSUs”) granted during the quarter.

Other income in Q1 2018 totaled $5.4 million compared to other income of $0.1 million in Q1 2017 and other loss of $19.2 million in Q4 2017. The main factors contributing to the increase in other income (loss) from Q1 2017 were realized and unrealized foreign exchange gains as a result of the US dollar strengthening against the Canadian and Australian dollar in the quarter and a $2.3 million pre-tax mark-to-market gain on fair valuing the Company's 14.0 million common share purchase warrants in Novo, which the Company did not own in Q1 2017. The change in other income from Q4 2017 mainly related to the fair valuing of the Novo warrants, with a pre-tax mark-to-market loss of $17.6 million being recorded in Q4 2017 compared to the pre-tax gain of $2.3 million in Q1 2018.

Care and maintenance expense in Q1 2018 totaled $0.8 million, which compared to care and maintenance expense of $2.4 million in Q1 2017 and a recovery on care and maintenance expense of $2.2 million in Q4 2017. Care and maintenance expense in Q1 2018 related to the Company’s Northern Territory operation in Australia (placed on care and maintenance effective June 30, 2017) and the Holloway mine in Northern Ontario (placed on care and maintenance effective December 31, 2016). Care and maintenance expense in Q1 2017 related solely to the Holloway mine. The recovery on care and maintenance expense recorded in Q4 2017 of $2.2 million reflected the reclassification to discontinued operations of year-to-date 2017 and 2016 expenses, including care and maintenance expense, for Stawell, which was placed on care and maintenance effective December 13, 2016 and was sold on December 21, 2017.

Finance costs in Q1 2018 totaled $0.7 million versus $3.3 million in Q1 2017 and $3.5 million in Q4 2017. The change in finance costs from Q1 2017 mainly related to the maturity of two series of convertible debentures in 2017 following the end of last year’s first quarter. The Company’s C$56.8 million 6% unsecured convertible debentures ("6% convertible debentures") matured and were repaid on June 30, 2017, while the C$62.1 million 7.5% unsecured convertible debentures ("7.5% convertible debentures") matured on December 31, 2017, with over 99% being converted into Kirkland Lake Gold common shares. The level of finance costs in Q1 2017 largely related to interest payments on both series of debentures. Finance costs in Q4 2017 reflected interest costs on the 7.5% convertible debentures, as well as finance fees and bank charges. Finance income in Q1 2018 totaled $0.7 million, which compared to $0.6 million in Q1 2017 and $0.5 million the previous quarter.

The Company's total income tax expense is higher than Q1 2017 and previous quarters due to higher taxable income. Current income tax expense totaled $5.1 million in Q1 2018, along with deferred tax expense of $18.3 million. The deferred tax expense in Q1 2018 resulted from the utilization of $12.4 million of deferred tax assets to reduce current income tax expense. In Q1 2017, current income tax expense totaled $6.6 million, while deferred income tax expense totaled $6.2 million. The Company reported a net deferred tax recovery of $10.0 million in Q4 2017 comprised of a one-time net deferred tax recovery of $52.6 million offset by a one-time current and deferred tax expense of $42.6 million related to the tax impacts of Australian reorganizations and Canadian flow through shares.

Net Earnings in Q1 2018 total $53.8 million or $0.25 per basic share
Net earnings in Q1 2018 totaled $53.8 million ($0.25 per basic share), an increase of $40.7 million from net earnings of $13.1 million ($0.06 per basic share) in Q1 2017. The Company’s net earnings in Q1 2018 were entirely related to continuing operations. Net earnings in Q1 2017 included net earnings from continuing operations of $15.4 million ($0.08 per basic share) and a loss from discontinued operations of $2.2 million ($0.02 per basic share), with the loss from discontinued operations related to care and maintenance expenses and the sale of Stawell, effective December 21, 2017. The significant growth in net earnings in Q1 2018 compared to earnings from continuing operations in Q1 2017 mainly related to the impact of increased production and revenue, lower production costs and reduced depletion and depreciation expenses. The reduction in depletion and depreciation costs was due to a significant increase in the level of depletable Mineral Reserves and Mineral Resources at the Company's operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. The Company also benefitted from higher other income and lower finance costs in Q1 2018 compared to the previous year's first quarter. The increase in other income was mainly due to realized and unrealized foreign exchange gains as a result of the US dollar strengthening against the Canadian and Australian dollar during the quarter, as well as the impact of a $2.3 million pre-tax mark-to-market gain on the fair valuing of the Company's 14.0 million Novo warrants. These favourable factors more than offset the impact of a 91% increase in exploration expenditures, reflecting the Company’s commitment to aggressive organic growth through continued exploration success, as well as higher levels of deferred tax expense and general and administrative expenses.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2018 net earnings compared to net earnings of $41.0 million ($0.20 per basic share) the previous quarter, which included a loss from discontinued operations of $24.9 million ($0.12 per basic share) related to care and maintenance expenses and the sale of Stawell. Net earnings in Q1 2018 compared to earnings from continuing operations in Q4 2017 of $65.9 million ($0.32 per basic share) with the quarter over quarter change mainly due to higher sales volumes in Q4 2017, a significant increase in exploration expenditures in Q1 2018, as well as the impact of $18.3 million of deferred tax expense in Q1 2018 compared to a $10.0 million net deferred tax recovery in Q4 2017. Partially offsetting these factors were a significant reduction in depletion and depreciation expenditures in Q1 2018, as well as the impact of a $2.3 million pre-tax mark-to-market gain in Q1 2018 on the fair valuing the Company's 14.0 million common share purchase warrants of Novo, which compared to a mark-to-market loss of $17.6 million in Q4 2017.

Adjusted net Earnings (Non-IFRS) in Q1 2018 total $52.6 million or $0.25 per basic share

The Company's adjusted net earnings from continuing operations totaled $52.6 million ($0.25 per basic share) in Q1 2018 representing growth of $35.1 million or 201% from adjusted net earnings from continuing operations of $17.5 million ($0.09 per basic share) in Q1 2017. The growth of $35.1 million is a result of increased production and revenue, lower production costs and reduced depletion and depreciation costs. Adjusted net earnings from continuing operations in Q4 2017 totaled $71.2 million ($0.34 per basic share) which excluded the $24.9 million after-tax loss on discontinued operations ($0.12 per share), the $17.6 million pre-tax mark-to-market loss on fair valuing the Company’s 14.0 million common Novo warrants ($0.08 per share) and net deferred tax recovery of $10.0 million ($0.05 per share).

Q1 2018 cash flow from operating activities of $89.6 million, free cash flow (Non-IFRS) totals $50.2 million
Cash totaled $275.3 million at March 31, 2018 compared to $231.6 million at December 31, 2017. The $43.7 million or 19% increase in cash in Q1 2018 was largely related to strong cash flow from operating activities, as well as the $12.4 million reduction in cash taxes paid as a result of the utilization of tax losses in Q1 2018 and the timing for capital and exploration expenditures, which are expected to be weighted to the second half of 2018.

Cash flow from operating activities of continuing operations in Q1 2018 totaled $89.6 million, which compared to $67.9 million in Q1 2017 and record cash flow from operating activities of continuing operations of $103.4 million in Q4 2017. Free cash flow in Q1 2018 totaled $50.2 million, a 30.1% increase from $38.5 million in Q1 2017 and compared to record quarterly free cash flow of $64.5 million in Q4 2017.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.0 million tonnes grading an average of 21.0 g/t for 2.0 million ounces as at December 31, 2017.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating results	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017

Total Ore Milled (t)	86,661	91,460
Run of Mine (t)	85,930	85,546
Low Grade (t)	732	5,914
Average Grade (g/t)	19.9	17.1
Run of Mine (g/t)	20.0	18.1
Low Grade (g/t)	0.7	2.0
Gold Contained (oz)	55,351	50,179
Recovery (%)	97.6%	97.1%
Gold Produced (oz)	54,038	48,723
Development metres - operating	949	817
Development metres - capital	2,069	1,476
Production costs	$26,704	$27,017
Operating cash costs per ounce sold(1)	$499	$514
AISC per ounce sold(1)	$818	$782
Total capital expenditures (in thousands)	$16,579	$12,671

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-31 of this MD&A.

The Macassa Mine achieved record quarter production in Q1 2018 of 54,038 ounces based on 86,661 tonnes milled at an average grade of 19.9 g/t and average mill recoveries of 97.6%. Q1 2018 production was 11% higher than the 48,723 ounces produced in Q1 2017, when a total of 91,460 tonnes were processed at an average grade of 17.1 g/t. The increase from Q1 2017 was primarily related to an improvement in the average grade, reflecting mining higher-grade stopes as well as the impact of favourable grade performance late in Q1 2018. A significant increase in the average grade more than offset reduced tonnes processed in accounting for a 5% increase in production compared to the previous quarter when Macassa produced 51,608 ounces of gold from processing 119,129 tonnes at an average grade of 13.9 g/t and with average recoveries of 96.8%.

In Q1 2018, Macassa's production costs totaled $26.7 million, compared to $27.0 million in Q1 2017 and $28.6 million in Q4 2017. The mine’s unit cost performance remained strong in Q1 2018. Operating cash costs per ounce sold from Macassa averaged $499 in Q1 2108 compared to $514 in Q1 2017 and $541 in Q4 2017. The improvement from both prior periods mainly reflected a higher average grade during Q1 2018. AISC per ounce sold for the first quarter averaged $818 versus $782 for the same period in 2017 and $956 in Q4 2017. The change in AISC from the prior periods was largely function of sustaining capital expenditure levels in relation to ounces sold. Sustaining capital expenditures in Q1 2018 totaled $14.8 million or $277 per ounce, which compared to total sustaining capital expenditures in Q1 2017 of $12.7 million or $242 per ounce sold and sustaining capital of $20.4 million or $385 per ounce sold in Q4 2017. The increase in sustaining capital expenditures from Q1 2017 largely related to higher levels of capital development and the timing for the procurement of mobile equipment and critical spares. The reduction in sustaining capital expenditures from Q4 2017 mainly related reduced expenditures related to the procurement for mobile equipment and critical spares in Q1 2018 versus Q4 2017.

Growth capital expenditures in Q1 2018 totaled $1.8 million, mainly related to initial work on the #4 shaft project. Work during the quarter focused on permitting and engineering, with the pace of expenditures to increase over the balance of the year as procurement activities accelerate and surface and shaft construction commences. The Company is targeting total capital expenditures at Macassa in 2018 of approximately $45 million, mainly related to the shaft project as well as the construction of a new tailings impoundment area.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares. The Taylor Mine consists of 77 claims for a total area covering 3,080 hectares. In total, the three mines comprise total proven and probable reserves estimated at 663,000 ounces of gold as at December 31, 2017.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Holt Mine

Operating results	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017

Total Ore Milled (t)	122,280	105,629
Average Grade (g/t)	4.5	4.8
Gold Contained (oz)	17,585	16,150
Recovery (%)	94.8%	94.9%
Gold Produced (oz)	16,675	15,318
Development metres - operating	816	1,005
Development metres - capital	934	1,126
Production costs	$11,711	$10,857
Operating cash costs per ounce sold(1)	$645	$681
AISC per ounce sold(1)	$1,047	$1,077
Total capital expenditures (in thousands)	$5,023	$4,201

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-31 of this MD&A.

The Holt mine produced 16,675 ounces in Q1 2018, representing an increase of 9% from 15,318 ounces in Q1 2017, as higher mill throughput more than offset the impact of a reduction in the average grade year over year. Q1 2018 production compared to record quarterly production of 19,263 ounces in Q4 2017 with the change reflecting reduced tonnes processed and a lower average grade compared to the previous quarter. A total of 122,280 tonnes were processed in Q1 2018 at an average grade of 4.5 g/t and with average recoveries of 94.8%%, which compared to 105,629 tonnes at an average grade of 4.8 g/t and average recoveries of 94.9% in Q1 2017 and 127,494 tonnes at an average grade of 5.0 g/t and average recoveries of 94.9% the previous quarter.

Holt's production costs totaled $11.7 million in Q1 2018, compared to $10.9 million in Q1 2017 and $11.5 million the previous quarter. Operating cash costs per ounce sold in Q1 2018 averaged $645 per ounce, compared to $681 in Q1 2017 and $624 in Q4 2017. The improvement from the same quarter in 2017 mainly related to lower levels of operating development in Q1 2018. The increase from the previous quarter mainly reflected a lower average grade quarter over quarter. AISC per ounce sold in Q1 2018 averaged $1,047 versus $1,077 in Q1 2017 and $1,031 the previous quarter. Sustaining capital expenditures totaled $5.2 million ($288 per ounce sold), which compared to $4.2 million ($264 per ounce sold) in Q1 2017 and $5.0 million ($271 per ounce sold) in Q4 2017.

Growth capital expenditures totaled $0.3 million in Q1 2018.

Taylor Mine

Operating results	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017

Total Ore Milled (t)	84,464	63,289
Average Grade (g/t)	5.0	5.6
Gold Contained (oz)	13,670	11,317
Recovery (%)	95.5%	96.7%
Gold Produced (oz)	13,055	10,942
Development metres - operating	1,305	1,124
Development metres - capital	574	477
Production costs	$10,046	$6,963
Operating cash costs per ounce sold(1)	$681	$607
AISC per ounce sold(1)	$1,103	$798
Total capital expenditures (in thousands)	$6,209	$1,948

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-31 of this MD&A.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold production from the Taylor Mine during Q1 2018 totaled 13,055 ounces, based on 84,464 tonnes processed at an average grade of 5.0 g/t and average recoveries of 95.5%. Q1 2018 production was 19% higher than the 10,942 ounces produced in Q1 2017, when a total of 63,289 tonnes were processed at an average grade of 5.6 g/t and with average recoveries of 96.7%, and compared to record quarterly production of 16,541 ounces in Q4 2017, which resulted from processing 89,297 tonnes at an average grade of 6.0 g/t and average recoveries of 96.2%.

Production costs at Taylor in Q1 2018 totaled $10.0 million, compared to $7.0 million in Q1 2017 and $8.3 million the previous quarter. Operating cash costs per ounce sold in Q1 2018 was $681, which compared to $607 in Q1 2017 and $574 in Q4 2017. The change from both prior periods largely reflected higher average grades in Q1 2017 and Q4 2017 as well as the impact of increased operating development at Taylor in Q1 2018. AISC per ounce sold in Q1 2018 averaged $1,103 versus $798 in Q1 2017 and $1,187 in Q4 2017. Sustaining capital expenditures in Q1 2018 totaled $5.9 million ($402 per ounce sold), which compared to $1.9 million ($170 per ounce sold) in Q1 2017 and $8.6 million ($594 per ounce sold) the previous quarter. In 2017, just over half of total sustaining capital expenditures for the full year were invested during the fourth quarter, largely related to construction of underground ventilation infrastructure in support of long-term production sustainability at the mine.

Holloway Mine

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success. During 2017, 287 ounces were processed from Holloway (including 267 ounces in Q1 2017 and 13 ounces in Q4 2017). In Q1 2018, 33 ounces were produced from processing stockpiled material from Holloway.

Australian Mine Operations
Results for the first six months of 2017 included production, sales and costs for both the Fosterville mine and operations in the Northern Territory (the Cosmo mine and Union Reefs mill). Operations in the Northern Territory were placed on care and maintenance effective June 30, 2017.

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.4 million ounces to date. During 2017, total reserves at Fosterville increased 247% from those at December 31, 2016. At December 31, 2017, the mine had total reserves of 2.3 million tonnes at an average grade of 23.1 g/t for a total of 1.7 million ounces.

Operating results	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017

Total Ore Milled (t)	123,669	137,788
Average Grade (g/t)	16.8	11.1
Gold Contained (oz)	66,738	58,333
Recovery (%)	95.7%	93.7%
Gold Produced (oz)	63,843	46,083
Development metres - operating	701	554
Development metres - capital	1,749	888
Production costs	$17,636	$19,050
Operating cash costs per ounce sold(1)	$287	$354
AISC per ounce sold(1)	$576	$571
Total capital expenditures (in thousands)	$20,649	$9,760

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-31 of this MD&A.

The Fosterville Mine produced 63,843 ounces, based on processing 123,669 tonnes at an average grade of 16.8 g/t and average mill recoveries of 95.7%. Q1 2018 production increased 39% from 46,083 ounces in Q1 2017, based on processing 137,788 tonnes at an average grade of 11.1 g/t and average recoveries of 93.7%. The increase in production compared to the same

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

period in 2017 resulted from higher average grades, consistent with the trend at Fosterville towards improving grades at depth. The reduction of tonnes milled was a result of lower tonnes mined and a rebuild of the surface stockpile after being drawn down. Production in the Lower Phoenix system in Q1 2018 was approximately 80 metres lower than mining fronts for the same period in 2017. Q1 2018 production compared to record quarterly production of 79,157 ounces the previous quarter when a total of 118,877 tonnes were processed at an average grade of 21.5 g/t and at average recoveries of 96.3%. The quarter-over-quarter change in production mainly reflected a greater proportion of high-grade stopes in the mine plan during Q4 2017, with both quarters benefiting from positive grade reconciliations.

Fosterville's production costs totaled $17.6 million in Q1 2018, compared to $19.1 million in Q1 2017 and $18.0 million the previous quarter. Operating cash cost per ounce sold in Q4 2017 averaged $287 compared to $354 in Q1 2017 and $226 the previous quarter. The change from the prior periods mainly reflected the impact of average grades on operating cash costs per ounce sold.

AISC per ounce sold in Q1 2018 averaged $576 compared to $571 in Q1 2017 and $471 in Q4 2017. Sustaining capital expenditures in Q1 2018 totaled $17.7 million ($288 per ounce sold), which compared to $8.7 million ($174 per ounce sold) in Q1 2017 and $17.5 million ($219 per ounce sold) the previous quarter. Sustaining capital expenditures were largely unchanged from the previous quarter, but were increased in Q1 2018 on a per ounce sold basis given higher sales volumes in Q4 2017. For the full-year 2018, sustaining capital expenditures are expected to be higher than the $52.1 million of sustaining capital expenditures in 2017 reflecting planned investments that will support multiple years of production, including extensive underground development in both the Lower Phoenix and Harrier gold systems, as well as upgrades to the mine’s mobile equipment fleet and milling facility.

Growth capital at Fosterville in Q1 2018 totaled $4.3 million. The level of expenditures is expected to increase over the balance of the year as progress is made with key projects in support of the mine’s future growth, including development of a new ventilation system, construction of a paste fill plant and establishment of a new water treatment plant.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 2,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2017 the Company's Mineral Reserves in the Northern Territory totaled 2,800,000 tonnes at an average grade of 2.4 grams per tonne for 215,000 ounces.

Operating results	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017

Total Ore Milled (t)	—	120,047
Average Grade (g/t)	—	2.5
Gold Contained (oz)	—	9,292
Recovery (%)	—	95.2%
Gold Produced (oz)	—	9,092
Development metres - operating	—	417
Development metres - capital	—	461
Production costs	$—	$15,835
Operating cash costs per ounce sold(1)	$—	$1,531
AISC per ounce sold(1)	$—	$1,964
Total capital expenditures (in thousands)	$174	$4,341

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-31 of this MD&A.

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the operation in either Q1 2018 or Q4 2017. During Q1 2017, the Northern Territory produced 9,092 ounces at production costs of $15.8 million, operating cash costs per ounce sold of $1,531 and AISC per ounce sold of $1,964.

Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits in the Northern Territory. In December 2017, the Company announced encouraging drill results from the Lantern Deposit at the Cosmo Mine, including the intersection of new high-grade, visible-gold bearing gold mineralization approximately 250 metres north of the Lantern Mineral Resource. The results significantly increased the size of the Lantern mineralized envelope to over 500 metres along strike and 1,200 metres down-plunge. During Q1 2018, the Company had five drills operating in the Northern Territory, at the Lantern Deposit and Union Reefs. At the end of Q1 2018, development was commencing on two exploration drifts, that will extend from the existing Cosmo ramp into the Lantern mineralization to support future underground exploration. A total of $8.1 million in exploration expenditures were incurred in the Northern Territory in Q1 2018.

GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold is targeting approximately $16.0 million of exploration in 2018. At Macassa, underground drilling is continuing to focus on Mineral Resource replacement and expansion. Drilling at Taylor in 2018 is targeting additional expansion of mineralization around the Shaft and West Porphyry deposits. There is no exploration drilling planned for the Holt and Holloway mines in 2018. During Q1 2018, a total of $2.8 million of exploration expenditures were incurred by the Canadian operations.

Macassa Mine

During Q1 2018, the Company completed 11,012 metres of underground exploration testing the South Mine Complex (the “SMC”) from the Macassa 5300 Level. An additional 2,563 metres of underground exploration was completed from the Macassa 5300 Level, testing the Main Break at the former Kirkland Minerals property between the 6500 and 7000 levels, proximal to the location for #4 shaft.

Underground drilling at Macassa in 2018 is primarily focused on Mineral Resource conversion and expansion following a 58% increase in Measured and Indicated Mineral Resources as at December 31, 2017, to 2.09 million ounces at an average grade of 17.1 g/t., and a 48% increase in inferred Mineral Resources to 1.32 million ounces at an average grade of 22.2 g/t. At March 31, 2018, the Company had three underground exploration drills testing the SMC and Main Break from the 5300 Level. One of the exploration drills moved to the 5700 level in late March and will be testing the Lower SMC. The remaining two drills will continue testing the SMC and the Main Break at Kirkland Minerals from the 5305 East exploration drift.

After completing 288 metres of development drifting in 2017 to extend the 5300 Level exploration drift to the east, including excavating a new drill drift, an additional 167 metres of development drifting was completed in Q1 2018. The excavation of an additional drill bay, which will support future resource conversion and expansion drilling of the SMC was completed in the second week of April, 2018.

On April 27, 2018, the Company announced results from underground drilling on the SMC, including multiple high-grade intersections both within and outside existing Mineral Resources, which are expected to support future Mineral Resource conversion and expansion. The new intersections are located in close proximity to the location of the new #4 Shaft, which is scheduled for completion early in 2022.

Taylor Mine

During Q1 2018, the Company completed 13,541 metres of surface and underground exploration drilling (11,203 metres from surface and 2,338 metres from underground) at the Taylor Mine. Exploration drilling during the quarter continued to focus on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

A number of drilling programs were ongoing as at March 31, 2018, following up on a number of key milestones from 2017. On April 25, 2018, the Company released new drills results from Taylor. The new results included significantly expanding the new, high-grade gold zone below the West Porphyry Deposit, discovered late in 2017; extending high-grade mineralization in a high-potential area in a gap between the Shaft and West Porphyry deposits, close to existing infrastructure; and continuing to intersect high-grade mineralization along strike to the east of the Shaft Deposit, where high-grade, visible-gold bearing

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

mineralization has been intersected up to 2.9 kms to the east.

At the end of Q1 2018, four surface drill rigs and one underground drill rig were testing key targets on the Taylor land position, with a total of approximately 87,000 metres of surface and underground drilling planned to be completed in 2018.

Australia

In 2018, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures in Australia are targeted at $60 - $75 million. To March 31, 2018, a total of $14.0 million of exploration expenditures had been incurred by the Australian Operations.

Fosterville Mine

An aggressive program of exploration and definition drilling and development is planned in 2018. The program involves work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, approximately $10 million is being directed to the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfields drilling, soil sampling, gravity and 3D seismic geophysical surveys, and reconnaissance exploration on newly granted exploration licenses. Total exploration expenditures at Fosterville in Q1 2018 totaled $5.8 million.

During Q1 2018, a total of 32,345 metres of drilling were completed from three surface drills and seven underground drills. Underground drilling during the quarter largely focused on continued resource definition drilling to test the Phoenix South mineralization system, and mostly focused on the Swan and Eagle structures; with results continuing to confirm the continuity and higher-grade tenor of the lodes.

Surface drilling at the Robbin’s Hill target continued during Q1 2018 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and continued to return sulfide mineralized intercepts with massive quartz-stibnite.

On May 1, 2018, the Company announced the intersection of high-grade, visible-gold bearing mineralization at the Robbin’s Hill target, located approximately 3.8 km from the Fosterville Mine. The mineralization intersected at Robbin’s Hill displays similarities to the high-grade, visible-gold hosted quartz veins encountered in the Eagle, Swan and Harrier South zones at Fosterville with grades improving at depth. The drill results reported were between 300 metres and 550 metres from surface. Additional surface drilling is ongoing to test the depth extent of the mineralization, recognizing that the highest-grade mineralization at Fosterville Mine occurs below the 800-metre level.

Drilling and other exploration work continued on a number of the Company’s LODE targets during Q1 2018. Work completed as part of the LODE program during the quarter included drilling at the Hallanan’s/Russell’s Reef target, which is testing for potential mineralization along-strike of the interpreted west-dipping Fletcher’s and Mill’s faults; drilling at the Goornong South and Sharkey’s North along-strike from mineralized trends; and investigative drilling at the Accott’s target testing for strike extensions of the Accott’s historical workings and interpreted regional Drummartin Fault.

Integration of datasets, including 2D seismic, airborne EM geophysical survey information (obtained in 2017) and progressive inclusion of soil results and drilling data, continue to improve geological interpretations of the district for targeting gold mineralization under cover to the northwards of the known Fosterville gold trends.

In Q1 exploration licence (EL) 006504, located westwards of the township of Heathcote, was granted for a term of five years. Applications were submitted for two new ELs to the west of Fosterville, which on grant will ensure the Company has a cohesive (unbroken) EL package in the Fosterville district that covers over 1,850 km2.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued work on an extensive exploration program focus on drilling and underground exploration development activities in

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the Northern Territory as the Company works towards resuming mining and milling operations. Planned exploration programs in the Northern Territory in 2018 involve underground development and drilling at the Cosmo mine to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs are also planned at the formerly-producing Prospect open pit at Union Reefs, Pine Creek and other targets on the Northern Territory land position. A total of $8.1 million of exploration expenditures were incurred in Q1 2018 (inclusive of care and maintenance activities).

In Q1 2018 the Company has drilled 24,847 metres in the Northern Territory using three diamond underground rigs, up to two diamond surface rigs and one RC percussion rig.

On December 19, 2017, the Company announced underground drill results that substantially increased the Lantern Deposit footprint around Cosmo mine, particularly to the north, and demonstrated the potential for significant growth in mineral resources. In Q1 2018, underground drilling continued at Lantern, and provided further confirmation of the presence of high-grade mineralization, particularly to the west of the current Mineral Resource. In addition, near the end of the first quarter, work commenced on driving two exploration drifts, 320 metres vertically apart from the 920 and 600 m levels of the existing Cosmo underground development (ramp), into the Lantern Deposit. The two development drifts, which are expected to be completed in Q3 2018, will provide the first underground exposures of the Lantern mineralization, deliver improved drilling access and provide initial production platforms for the potential restart of operations at the Cosmo mine.

At Union Reefs, surface diamond drilling at two targets, the Prospect and Crosscourse plunge extensions, was undertaken in 2017 and continued throughout Q1 2018. On April 30, 2018, the Company announced the results from four surface drill holes for 4,287 metres that were drilled to test the potential of the Prospect Deposit (“Prospect”), Crosscourse Deposit (“Crosscourse”) and the Lady Alice Deposit (“Lady Alice”), all related to historic open-pit mining activities at Union Reefs and located in close proximity to the Company’s processing plant. The results demonstrated the continuation of gold mineralization at the three deposits below known Mineral Resources, with high-grade, visible-gold bearing mineralization being intersected approximately 1.0 km below surface. The new results are encouraging as they highlight the potential that exists to identify additional economic deposits within the Company’s Northern Territory land position. Two surface rigs continue to operate at Union Reefs to target the Prospect and Lady Alice lines of mineralization to increase strike extents, and confirm grade continuity and mineralization styles.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at March 31, 2018, Kirkland Lake Gold had a positive working capital balance of $216.8 million, including a cash balance of $275.3 million, which compares to a working capital of $169.1 million and cash of $231.6 million at December 31, 2017. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes, reduction in cash taxes paid as a result of the utilization of tax losses in Q1 2018 and the timing of sustaining capital outlays.

The Company’s 6% convertible debentures, with a face value of C$57.5 million, were redeemed from cash on their maturity date of June 30, 2017. Over 99% of the Company's 7.5% convertible debentures with a face value of $C62.1 million, were converted into 4,505,393 common shares at a conversion price of C$13.70 per share during Q4 2017. There are no convertible debentures outstanding as at December 31, 2017.

Cash Flow Analysis

The Company generated $89.6 million and $67.9 million, respectively, in cash flow from continuing operations during Q1 2018 and Q1 2017, respectively.

Net cash outflows from financing activities of continuing operations during Q1 2018 were $6.3 million, which are largely due to the payment of finance lease obligations and the payment of the quarterly dividend. Net cash inflows from financing activities of continuing operations during Q1 2017 totaled $1.5 million, primarily due to net proceeds received from stock option exercises.

Cash outflows from investing activities from continuing operations for Q1 2018 and Q1 2017 were $38.7 million and $29.0 million, respectively. Mineral property expenditures were $30.2 million and $21.4 million for Q1 2018 and Q1 2017, respectively, and amounts of $9.2 million and $7.9 million were spent on plant and equipment during those same periods.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS.

As at March 31, 2018, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at March 31, 2018	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	211,211,383	—
Issued: Stock options	1,183,092	C$4.95
Issued: Restricted share units	536,138	—
Issued: Performance share units	514,081	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2017.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations reflecting the acquisition of Newmarket Gold Inc. from November 30, 2016. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2017.

	2018	2017
	Three Months Ended
(in thousands except per share amounts)	March 2018	December 2017	September 2017	June 2017	March 2017
Revenue	$198,237	$212,364	$176,709	$189,894	$168,528
Earnings before income taxes	$77,274	$54,799	$64,048	$52,294	$28,153
Net earnings	$53,807	$40,980	$43,780	$34,552	$13,133
Basic earnings per share	$0.25	$0.20	$0.21	$0.17	$0.06
Diluted earnings per share	$0.25	$0.20	$0.20	$0.16	$0.06

	2016
	Three Months Ended
(in thousands except per share amounts)	December 2016 (Restated)(1)	September 2016	June 2016
Revenue	$134,225	$100,825	$91,689
Earnings before income taxes	$11,194	$30,158	$17,017
Net earnings	$3,076	$18,880	$10,641
Basic earnings per share	$0.02	$0.15	$0.09
Diluted earnings per share	$0.02	$0.15	$0.09

(1)	These figures are restated due to the sale of Stawell in December 2017.

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue and earnings during the previous eight quarters were largely influenced by the timing of the Company’s acquisition of Newmarket Gold Inc. on November 30, 2016. Revenue increased from $100.8 million for the quarter ended September 30, 2016 to $130.9 million for the quarter ended December 31, 2016, partially from November 30, 2016 through which the Company acquired the Fosterville, Cosmo and Stawell Mines in Australia. Revenue increased to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations.

Revenue for Q1 2018 totaled $198.2 million, compared to $168.5 million in Q1 2017, an increase of $29.7 million or 17.6%. Revenue for Q4 2017 totaled a record $212.4 million.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2017, for additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the three-month period ended March 31, 2018.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 met the criteria for accounting as a business combination.
Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income is based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

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Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2017. The following outlines the new accounting policies adopted by the Company effective January 1, 2018 and those new standards and interpretations not yet adopted by the Company.

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share-based Payment
IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. Based on the Company's assessment, this interpretation will not have a material impact on share-based payments.

IFRS 9, Financial Instruments
The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash

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flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 Financial Instruments on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company’s investments in equity securities are designated as financial assets at FVOCI. Fair value gains and losses on investments in equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings. Therefore, the IFRS 9 impairment model does not apply to investments in equity instruments. The impairment model applies to financial assets measured at amortized cost.

The change did not result in a change in carrying value of any of our financial instruments on transition date.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities.

Upon initial application of IFRS 9, there is no impact to the condensed consolidated interim financial statements.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial instruments

a)Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as FVPL, FVOCI, or amortized cost. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as FVPL or amortized cost.

Financial assets and financial liabilities at FVPL are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets designated as FVOCI are measured at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as FVPL, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and restricted cash are classified as amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Accounts payable and accrued liabilities are classified as and measured at amortized cost.

Warrant investments are classified as FVPL.

IFRS 15, Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two

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approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. The Company adopted IFRS 15 as at January 1, 2018.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and there are no material changes to the amounts and timing of revenue recognized. No adjustment to opening retained earnings was, therefore, required on transition to IFRS 15.

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition as detailed below.

Revenue

Metal sales includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of transfer of control.

IFRIC 22 Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and permits early adoption.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. Based on the Company's assessment, this interpretation will not have a material impact on the condensed consolidated interim financial statements.

Accounting Standards Issued But Not yet Adopted

IFRS 16, Leases
In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replace the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet, unless certain criteria for exclusion are met.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adopting the standard has not yet been determined. The Company is in the process of developing its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 23, Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

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NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the annual MD&A for the year ended December 31, 2017 for the Q4 2017 non-IFRS reconciliations.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

The Company discloses free cash flow as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is cash flows generated from net cash provided by operating activities of continuing operations

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands, except per share amounts)	Three months ended March 31, 2018	Three months ended March 31, 2017 (Restated)(1)
Net cash provided by operating activities of continuing operations	$89,637	$67,874
Mineral property additions	(30,184)	(21,405)
Plant and equipment additions (2)	(9,244)	(7,921)
Free cash flow	$50,209	$38,548

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)	Excludes finance lease additions.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

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	Three months ended March 31, 2018	Three months ended March 31, 2017
Sustaining capital	$42,095	$31,877
Growth capital	6,539	1,126
Total capital expenditures	$48,634	$33,003
Total additions from Mining Interests and Plant and Equipment note per the Interim Financial Statements as at March 31, 2018 and 2017	$48,634	$33,003

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses, underground exploration expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three months ended March 31, 2018 and 2017.

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Three months ended March 31, 2018
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,711	$10,046	$21,757	$26,704	$48,461	$17,636	$—	$17,636	$—	$66,097
Stock-based compensation	—	(30)	(30)	(53)	(83)	—	—	—	—	(83)
Operating cash costs	11,711	10,016	21,727	26,651	48,378	17,636	—	17,636	—	66,014
Royalties	2,075	236	2,311	2,103	4,414	1,604	—	1,604	—	6,018
Stock-based compensation	—	30	30	53	83	—	—	—	1,829	1,912
Rehabilitation and remediation	—	36	36	33	69	48	46	94	—	163
General and administrative costs	—	—	—	—	—	—	—	—	6,931	6,931
Mine development	3,194	3,250	6,444	10,004	16,448	6,197		6,197	—	22,645
Plant and equipment	2,034	2,666	4,700	4,781	9,481	9,969		9,969	—	19,450
AISC	$19,014	$16,234	$35,248	$43,625	$78,873	$35,454	$46	$35,500	$8,760	$123,133
Ounces of gold sold	18,161	14,713	32,900	53,363	86,263	61,500	—	61,500	—	147,763
Operating cash cost per ounce sold	$645	$681	$660	$499	$561	$287	$—	$287	$—	$447
AISC per ounce sold	$1,047	$1,103	$1,071	$818	$914	$576	$—	$577	$—	$833

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

Three months ended March 31, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Cosmo Mine	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$10,857	$887	$6,963	$18,707	$27,017	$45,724	$19,050	$15,835	$34,885	$—	$80,609
Stock-based compensation	(5)	(1)	(4)	(10)	(95)	(105)	(138)	—	(138)	—	(243)
Purchase Price Allocation		—	—	—	—	—	(2,630)	—	(2,630)	—	(2,630)
Operating cash costs	10,852	886	6,959	18,697	26,922	45,619	16,282	15,835	32,117	—	77,736
Royalties	2,055	32	208	2,295	1,292	3,587	1,080	—	1,080	—	4,667
Stock-based compensation	5	1	4	10	95	105	138	—	138	—	243
Rehabilitation and remediation	32	—	23	55	19	74	43	128	171	—	245
General and administrative costs	—	—	—	—	—	—	—	—	—	5,565	5,565
Mine development	3,216	—	1,713	4,929	7,371	12,300	7,511	3,549	11,060	—	23,360
Plant and equipment	985	—	235	1,220	5,300	6,520	1,205	792	1,997	—	8,517
AISC	$17,145	$919	$9,142	$27,206	$40,999	$68,205	$26,259	$20,304	$46,563	$5,565	$120,333
Ounces of gold sold	15,926	1,725	11,460	29,111	52,411	81,522	45,979	10,340	56,319	—	137,841
Operating cash cost per ounce sold	$681	$514	$607	$642	$514	$560	$354	$1,531	$570	$—	$564
AISC per ounce sold	$1,077	$533	$798	$935	$782	$837	$571	$1,964	$827	$—	$873

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Q1 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended March 31, 2018	Three months ended March 31, 2017 (Restated)(1)
Revenue	$198,237	$168,528
Foreign exchange impact	(1,271)	343
Realized Revenue	$196,966	$168,871
Ounces sold	147,763	137,841
Average realized price per ounce sold	$1,333	$1,225

(1)	These figures are restated due to the sale of Stawell in December 2017.

Adjusted Net Earnings from Continuing Operations and Adjusted Net Earnings per Share from Continuing Operations

Adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings from continuing operations is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted net earnings per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings per share from continuing operations.

(in thousands, except per share amounts)	Three months ended March 31, 2018	Three months ended March 31, 2017 (Restated)(1)
Net earnings	$53,807	$13,133
Loss (gain) on warrant investment	(1,695)	—
Transaction costs	—	378
PPA adjustment on inventory(2)	—	2,630
Income tax related to above adjustments	449	(902)
Loss on discontinued operations	—	2,235
Adjusted net earnings from continuing operations	$52,561	$17,474
Weighted average shares outstanding - basic ('000s)	211,044	204,468
Adjusted net earnings per share from continuing operations	$0.25	$0.09

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)

EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA from continuing operations to the consolidated financial statements:

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands, except per share amounts)	Three months ended March 31, 2018	Three months ended March 31, 2017 (Restated)(1)
Net earnings	$53,807	$13,133
Loss from discontinued operations	—	2,235
Earnings from continuing operations	$53,807	$15,368

Add back:
Finance costs	710	3,268
Depletion and depreciation	27,948	35,459
Current income tax expense	5,146	6,606
Deferred tax expense	$18,321	$6,179
EBITDA from continuing operations	$105,932	$66,880

(1)	These figures are restated due to the sale of Stawell in December 2017.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at March 31, 2018	As at December 31, 2017
Current assets	$343,518	$299,618
Current liabilities	126,723	130,472
Working capital	$216,795	$169,146

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at March 31, 2018, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and CFO have each evaluated the design of the Company's disclosure controls and procedures as at March 31, 2018.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2018.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2018, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance and timing and costs associated with the design, procurement and construction of the Company's various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine, as well as those risk factors discussed or referred to in the Annual Information Form of the Company for the year ended December 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

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Q1 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical information related to the Company's mines and properties has been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations, who have reviewed and approved the disclosure of the technical information and data in this MD&A.

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